UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

March 4, 2008
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended December 31, 2007, as furnished to the holders of the Company’s debt securities on March 4, 2008. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Fourth Quarter and Full Year 2007 Results” dated March 4, 2008.

Exhibits

1.                                       Quarterly report of NXP Semiconductors Group

2.                                       Press release, dated March 4, 2008

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  4th day of March 2008.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Peter van Bommel
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)

3

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Quarterly report of the NXP Group

for the 4th quarter ended December 31, 2007

NXP announces Adjusted EBITDA rises to EUR 243 million

•	Fourth quarter sales at EUR 1,162 million compared to EUR 1,211 million in the third quarter of 2007

•	Comparable sequential sales growth of 1.9% (nominal growth 4.0% negative), comparable year-on-year increase of 9.3%

•	Fourth quarter Adjusted EBITDA, excluding effects of Purchase Price Accounting, at EUR 243 million (Adjusted EBITA at EUR 105 million)

•	Cash position increased to EUR 706 million at end of fourth quarter of 2007

•	Book-to-bill ratio of 0.89 in the fourth quarter of 2007

•	Factory loading stabilized at 84% in the fourth quarter of 2007, from 85% in the third quarter and 70% in the fourth quarter of 2006

Frans van Houten, President and CEO of NXP:

“NXP has grown in line with the market this quarter and has delivered on its guidance. We have continued to strengthen the fundamentals of our business, exceeding EUR 100 million of cost savings in 2007 on a runrate basis, and are positioning ourselves well to weather the weak market, and to take advantage of any future upturn.”

“In 2008, management will continue to improve the underlying fundamentals of our businesses. We expect to see further benefits from the aggressive deployment of our Business Renewal Program and we will focus on exceeding the EUR 250 million of cost savings achieved in the first phase. We will continue to strengthen our product portfolio to enable organic growth. As we have said before, NXP intends to also play an active role in industry consolidation to ensure scale and leadership positions for its businesses. The signing of the Memorandum of Understanding to combine our can tuner modules operations with Thomson in a joint venture in February of 2008 is another example of this approach.”

Introduction

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (the “Private Equity Consortium”). These semiconductor businesses were transferred to NXP B.V. (“NXP” or the “Company”), a wholly-owned subsidiary of Philips, on September 28, 2006. All of NXP’s issued and outstanding shares were subsequently acquired on September 29, 2006 by KASLION Acquisition B.V. (“KASLION”), which was formed as an acquisition vehicle by the Private Equity Consortium and Philips. This transaction is referred to as the “Acquisition”. In order to fund the acquisition of NXP by KASLION, the Private Equity Consortium and Philips contributed cash to KASLION in exchange for 80.1% and 19.9% respectively, of the total equity of KASLION.

As a result of the Acquisition, the financial statements are presented on a Predecessor and Successor basis: the predecessor period reflects the combined financial results of NXP prior to the Acquisition. The successor period reflects the consolidated financial results since the Acquisition. The Company also refers to the operations of NXP for both the predecessor and successor periods as NXP Semiconductors Group.

Basis of Presentation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 3 of our Annual Report 2007.

Predecessor period

The combined financial statements of the Company have been derived from the consolidated financial statements and accounting records of Philips prior to the Acquisition, principally using the historical results of operations and the historical basis of assets and liabilities of the semiconductor businesses. The combined financial statements include an allocation of the costs of certain corporate functions historically provided by Philips but not recorded by its semiconductors businesses. Additionally, the combined financial statements include allocated cash, debt and related interest income and expense, which have not been historically reported by Philips’ semiconductors businesses. Furthermore, the combined financial statements present income taxes calculated on a basis as if the Company had filed a separate income tax return.

The combined financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been, if the Company had been stand-alone during the predecessor periods.

Since a direct ownership relationship did not exist among the various worldwide entities comprising the Company prior to the legal separation from Philips, Philips’ net investment in the Company is shown as business’ equity in lieu of shareholder’s equity in the combined financial statements for the predecessor period.

Successor period

The consolidated financial statements include the accounts of NXP B.V. and its subsidiaries since the Acquisition. As a result of the purchase accounting applied to the Acquisition, the assets and liabilities reported in the consolidated balance sheet have changed substantially for the successor periods.

Fourth quarter 2007 compared to fourth quarter 2006

•	all amounts in millions of euros unless otherwise stated; data included are unaudited
•	financial reporting in accordance with US GAAP
•

the impact on the 2007 financial results of the purchase price accounting (“purchase price accounting”, or “PPA”) used in connection with the Acquisition and subsequent acquisitions and divestments has been separately provided; financial results are also provided as adjusted to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP, however, the Company believes it provides investors with a useful basis of comparison with prior year results. Also the impact of cost allocations to the predecessor period and the actual stand-alone costs of the successor period have been described, where relevant to the analysis

•	Earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements
•

Adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT disentanglement costs, exit of product lines, other non operations-related items and the effects of purchase price accounting

•

comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments (consolidation changes) and reclassified product lines

Group performance

Operational items
	Q4	Effects of	Q4 2006	Q4	Effects	Q4 2007
	2006	PPA	excl. PPA	2007	of PPA	excl. PPA

Sales	1,190	—	1,190	1,162	—	1,162
% nominal growth	(12.4)	—	(12.4)	(2.4)	—	(2.4)
% comparable growth	(6.8)	—	(6.8)	9.3	—	9.3
Gross margin	273	(155)	428	439	(22)	461
Selling expenses	(88)	—	(88)	(75)	—	(75)
General and administrative expenses	(194)	(120)	(74)	(217)	(101)	(116)
Research and development expenses	(773)	(515)	(258)	(248)	—	(248)
Other income	3	—	3	2	—	2
EBIT	(779)	(790)	11	(99)	(123)	24

EBITA	(145)	(156)	11	(24)	(22)	(2)
EBITDA	26	(130)	156	136	—	136
Adjusted EBITA			69			105
Adjusted EBITDA			214			243

Employees in FTE	37,468	—	37,468	37,627	—	37,627

Sales

Sales by segment
			% change
In millions of euros unless otherwise stated	Q4 2006	Q4 2007	Nominal	Comparable

Mobile & Personal	396	390	(1.5)	20.2
Home	212	167	(21.2)	(9.7)
Automotive & Identification	210	238	13.3	12.1
MultiMarket Semiconductors	328	300	(8.5)	4.4
IC Manufacturing Operations	28	52	• (1)	•	(1)
Corporate and Other	16	15	• (1)	•	(1)
	1,190	1,162	(2.4)	9.3

(1)  Not meaningful

Sales

Sales were EUR 1,162 million for the period October through December 2007 (the “reporting period”) compared to EUR 1,190 million for the 4th quarter of 2006, a nominal decrease of 2.4% and a 9.3% increase on a comparable basis. Currency movements in the 4th quarter of 2007 had a negative effect of 8.0% compared to the same quarter last year. The sales of our Mobile & Personal business showed a comparable growth of 20.2%, the Automotive & Identification business and MultiMarket Semiconductors increased by 12.1% and 4.4% respectively compared to the 4th quarter of last year.  Home had a  negativecomparable growth of 9.7%, mainly caused by the continued CRT market decline. Exited product lines include DVD-R, Mobile Display Drivers, Large Display Drivers and PA-FM.

Gross margin

Excluding PPA effects, gross margin in the 4th quarter of 2007 amounted to EUR 461 million, an increase of EUR 33 million compared to the same period of last year. Contributing to this improvement was a release from pension provisions of EUR 32 million, largely offset by incidental items of EUR 28 million including restructuring charges of EUR 13 million. The 4th quarter of 2006 included incidental items of EUR 16 million mainly related to restructuring. Excluding these incidental items, gross margin increased from 37.3% to 39.3%, equal to the 3rd quarter of 2007. The improvement in gross margin was attributable to improved utilization of our manufacturing base (84% in the 4th quarter of 2007 versus 70% in the corresponding quarter of 2006).

The PPA effects for the reporting period were EUR 22 million (last year EUR 25 million) and were attributable to depreciation of tangible fixed assets. In the 4th quarter of last year EUR 130 million was included as part of the PPA effects relating to a write off of inventories.

Selling expenses

Selling expenses amounted to EUR 75 million and EUR 88 million for the 4th quarter of 2007 and 2006 respectively. As a percentage of sales, selling expenses were 6.5% versus 7.4% in the same period of last year. The 4th quarter 2007 selling expenses were mainly reduced by the effects from our Business Renewal Program.

General and administrative expenses

Excluding the PPA effects of EUR 101 million, the general and administrative (“G&A”) expenses amounted to EUR 116 million compared to EUR 74 million in the 4th quarter of 2006. G&A expenses in the reporting period included EUR 17 million IT disentanglement costs, EUR 19 million charges for the share based compensation plan, EUR 3 million restructuring costs and EUR 3 million other incidental items. The corresponding period in 2006 included EUR 9 million IT disentanglement costs.

Research and development expenses

Research and development expenses (“R&D”) amounted to EUR 248 million (21.3% of sales) compared to EUR 258 million (21.7% of sales) for the 4th quarter of 2006 when excluding the PPA effect related to the write-off of In-process R&D in 2006. The lower investments in R&D were mainly caused by reduced spending in the Crolles2 Alliance and resulting from exited product lines.

Other income

Other income amounted to EUR 2 million, mainly related to gains from the disposal of various  fixed assets. Other income in the corresponding period in 2006 amounted to EUR 3 million.

EBIT
In millions of euros	Q4 2006					Q4 2007
	EBIT	Effects of PPA	EBIT as adjusted to eliminate PPA effects	As a % of sales		EBIT	Effects of PPA	EBIT as adjusted to eliminate PPA effects	As a % of sales

Mobile & Personal	(135)	154	19	4.8		(41)	39	(2)	(0.5)
Home	(164)	146	(18)	(8.5)		(43)	19	(24)	(14.4)
Automotive & Identification	(256)	299	43	20.5		22	25	47	19.7
MultiMarket Semiconductors	(79)	148	69	21.0		32	26	58	19.3
IC Manufacturing Operations	(71)	42	(29)	•	(1)	15	14	29	•	(1)
Corporate and Other	(74)	1	(73)	•	(1)	(84)	—	(84)	•	(1)
	(779)	790	11	0.9		(99)	123	24	2.1

(1)  Not meaningful

EBIT

Excluding PPA effects of EUR 123 million, EBIT in the 4th quarter of 2007 amounted to a profit of EUR 24 million. This compared to a profit of EUR 11 million in the 4th quarter of 2006. The higher profit in the reporting period included, amongst others, the gain from the release of pension provisions and the charge for the share-based compensation plan and negative incidental items for an amount of EUR 74 million mainly related to charges for restructuring (EUR 25 million), IT disentanglement costs (EUR 17 million), costs for exited activities (EUR 8 million) and other incidentals. The incidental items in the corresponding period in 2006 totaled EUR 53 million, including EUR 24 million for restructuring and IT disentanglement costs and EUR 9 million related to costs for exited activities.

Adjusted EBITA

Adjusted EBITA, in which also PPA effects have been excluded, amounted to EUR 105 million, compared to EUR 69 million for the 4th quarter in 2006. Next to the adjustments mentioned in the Adjusted EBITDA below the difference of EUR 36 million is mainly explained by higher EBIT.

Adjusted EBITDA

Adjusted EBITDA amounted to EUR 243 million, compared to EUR 214 million in the 4th quarter of 2006. The improvement of EUR 29 million was mainly caused by a higher gross margin in the reporting period, partly offset by the charges in G&A expenses for the share based compensation plan.

To arrive at Adjusted EBITDA of EUR 243 million in the 4th quarter of 2007, the following adjustments amounting to EUR 107 million were made to the reported EBITDA of EUR 136 million:

•	minority interests and results of unconsolidated companies of EUR 33 million negative, and

•	restructuring costs of EUR 25 million and exited product lines of EUR 8 million, and

•	other items totaled EUR 41 million negatively including amongst others mainly IT disentanglement costs of EUR 17 million and the costs related to the exit of the Crolles2 Alliance of EUR 9 million.

The corresponding EBITDA adjustments in the 4th quarter of 2006 totaled EUR 58 million negative, consisting of minority interests and results of unconsolidated companies (EUR 6 million), exited product lines (EUR 9 million) restructuring costs (EUR 4 million) and other items (EUR 39 million). Furthermore, the effects from PPA, EUR 130 million, on inventories are eliminated to arrive at the 2006 Adjusted EBITDA.

Net income

	Q4 2006	Effects of PPA	Q4 2006 excl. PPA	Q4 2007	Effects of PPA	Q4 2007 excl. PPA

EBIT	(779)	(790)	11	(99)	(123)	24
Financial income (expense)	(73)	—	(73)	(26)	—	(26)
Income tax (expense) benefit	242	227	15	202	156	46
Result equity-accounted investees	(2)	—	(2)	(22)	—	(22)
Minority interest	(4)	—	(4)	(11)	—	(11)
Net income (loss)	(616)	(563)	(53)	44	33	11

Financial income and expense

Net financial income and expense amounted to an expense of EUR 26 million and included a net profit of EUR 71 million as a result of currency exchange rates, predominantly related to our USD denominated notes and cash position. Net interest expense amounted to EUR 82 million. For the corresponding period in 2006 the net financial income and expense amounted to an expense of EUR 73 million, comprising EUR 79 million for net interest expense, financing costs of EUR 42 million, offset by EUR 48 million related to a positive effect from  foreign exchange rate results .

Income tax (expense) benefit

Excluding PPA effects, the Company recognized an income tax benefit of EUR 46 million. For the same period of 2006 income tax benefit amounted to EUR 15 million.

Result equity-accounted investees

The result of equity-accounted investees is a loss of EUR 22 million and mainly related to our shareholding in ASMC. Included is an impairment charge of EUR 19 million reflecting the other-than-temporary decline in the share price  of ASMC at the end of December 31, 2007.

Minority interests

The EUR 11 million loss was related to the share of minority shareholders in the profits of consolidated companies. In the 4th quarter of 2006, the loss was EUR 4 million. For both periods this was mainly related to the SSMC venture (shareholding currently 61.2% unchanged from last year).

Performance by segment

Mobile & Personal

Key data

	Q4	Q4
	2006	2007

Sales	396	390
% nominal growth	(16.5)	(1.5)
% comparable growth	(9.9	20.2
EBIT	(135)	(41)
Effects of PPA	154	39
Incidental items	(1)	4
Adjusted EBIT	18	2

Sales amounted to EUR 390 million compared to EUR 396 million for the 4th quarter of 2006, a 20.2% increase on comparable basis (nominal decrease of 1.5%).  Cordless and VoIP Terminal operations have been included until the end of August 2007. Stronger sales in Cellular Systems and Sound Solutions were partly offset by lower sales in Connected entertainment.

EBIT in the 4th quarter of 2007 was a loss of EUR 41 million compared to a loss of EUR 135 million in the same period of 2006. Excluding PPA and incidental items the Adjusted EBIT amounted to a profit of EUR 2 million compared to EUR 18 million in the 4th quarter of 2006. Incidental items in 2007 are related to the exit of product lines for Power Amplifier/Front End Modules amounting to  EUR 2 million.

Home

Key data

	Q4	Q4
	2006	2007

Sales	212	167
% nominal growth	(24.6)	(21.2)
% comparable growth	(18.0)	(9.7)
EBIT	(164)	(43)
Effects of PPA	146	19
Incidental items	14	7
Adjusted EBIT	(4)	(17)

Sales amounted to EUR 167 million, compared to EUR 212 million in the 4th quarter of 2006, a comparable decrease of 9.7% (nominal decrease of 21.2%). This development was primarily driven by the continued decline in the Analog CRT TV-market. The exit from the DVD-R market and Large Display Drivers (LDD) had a negative effect of 2.2% on the sales.

EBIT in the 4th quarter was a loss of EUR 43 million compared to a loss of EUR 164 million in 2006. Excluding PPA and incidental items, the Adjusted EBIT amounted to a loss of EUR 17 million compared to a loss of EUR 4 million in the same period last year, strongly affected by the lower sales level. Included in the incidentals of 2007 are restructuring charges of EUR 8 million compared to EUR 2 million in the corresponding period in 2006. The effect of lower sales was partly compensated by improved product margins and cost reductions, mainly in SG&A.

Automotive & Identification

Key data

	Q4	Q4
	2006	2007

Sales	210	238
% nominal growth	4.5	13.3
% comparable growth	8.4	12.1
EBIT	(256)	22
Effects of PPA	299	25
Incidental items	1	1
Adjusted EBIT	44	48

Sales amounted to EUR 238 million, compared to EUR 210 million in the 4th quarter of 2006, a comparable increase of 12.1% (a nominal increase of 13.3%). Nominal sales were positively impacted by the reclassification of the sensor operations from the MultiMarket Semiconductors business to Automotive & Identification in the 1st quarter of 2007. In the 4th quarter of 2007 Automotive outgrew the market while Identification showed modest growth in an overall slowing down market.

EBIT in the 4th quarter of 2007 was a profit of EUR 22 million compared to a loss of EUR 256 million in 2006. Excluding PPA and incidental items, the adjusted EBIT amounted to EUR 48 million compared to EUR 44 million in the 4th quarter of 2006.

MultiMarket Semiconductors

Key data

	Q4	Q4
	2006	2007

Sales	328	300
% nominal growth	(4.9)	(8.5)
% comparable growth	0.5	4.4
EBIT	(79)	32
Effects of PPA	148	26
Incidental items	—	3
Adjusted EBIT	69	61

Sales amounted to EUR 300 million compared to EUR 328 million in the 4th quarter of 2006, a comparable increase of 4.4% ( nominal decrease of 8.5%). The negative nominal growth related to the exit of the product lines Mobile Display Drivers and Power Rectifiers as well as the reclassification of the sensor operations to the Automotive & Identification business.
The comparable basis sales growth of 4.4% was mainly driven by Application Specific Standard Products, Micro Controllers and Logic.

EBIT in the 4th quarter was a profit of EUR 32 million compared to a loss of EUR 79 million. Excluding PPA and incidental items, the Adjusted EBIT amounted to EUR 61 million compared to EUR 69 million for the 4th quarter of 2006. The incidental items of EUR 3 million in 2007 included restructuring charges of EUR 1 million for Power Bipolar.

IC Manufacturing Operations

Key data

	Q4		Q4
	2006		2007

Sales (2)	28		52
% nominal growth	•	(1)	•	(1)
% comparable growth	•	(1)	•	(1)
EBIT	(71)		15
Effects of PPA	42		14
Incidental items	2		7
Adjusted EBIT	(27)		36

(1) Not meaningful.

(2) Excluding internal supplies to other Business Units

Sales amounted to EUR 52 million compared to EUR 28 million in the 4th quarter in 2006. This is mainly caused by new sales to the DSP Group in connection with the sale of our Cordless & VoIP Terminal operations.

EBIT in the 4th quarter of 2007 was a profit of EUR 15 million compared to a loss of EUR 71 million for 2006. Excluding PPA and incidental items, the Adjusted EBIT amounted to EUR 36 million compared to a loss of EUR 27 million in the 4th quarter of 2006. Cost savings, an increased integral yield and a better utilization rate (84% versus 70% in the 4th quarter of 2006) contributed to the considerably increased Adjusted EBIT.

We exited the Crolles2 Alliance as per the end of December 2007 and concluded the sale of the related equipment. In line with the payment schedule the first delivery was effected at the end of 2007, the second delivery will take place in the middle of 2008.

Corporate and Other

Key data

	Q4		Q4
	2006		2007

Sales	16		15
% nominal growth	•	(1)	•	(1)
% comparable growth	•	(1)	•	(1)
EBIT	(74)		(84)
Effects of PPA	1		—
Incidental items	37		52
Adjusted EBIT	(36)		(32)

(1) Not meaningful.

Sales were EUR 15 million, related to IP licensing compared to EUR 16 million in the 4th quarter of 2006.

EBIT in the 4th quarter of 2007 was a loss of EUR 84 million compared to a loss of EUR 74 million in 2006. Excluding PPA and incidental items, the Adjusted EBIT which is mainly comprised of the cost of corporate overhead, amounted to a loss of EUR 32 million compared to a loss of EUR 36 million in the 4th quarter of 2006. Incidental items in the 4th quarter of 2007 are to be explained by , amongst others, IT disentanglement costs of EUR 17 million, restructuring charges of EUR 11 million and EUR 5 million for R&D expenses in the Crolles2 Alliance.

Fourth quarter 2007 compared to third quarter 2007

Key data

	Q3 2007	Q4 2007	Q3 2007	Q4 2007
	as published	as published	excl. PPA	excl. PPA

Sales	1,211	1,162	1,211	1,162
% nominal growth*	6.1	(4.0)	6.1	(4.0)
% comparable growth*	7.4	1.9	7.4	1.9

EBIT	(2)	(99)	145	24
as a % of sales	(0.2)	(8.5)	12.0	2.1
EBITA	109	(24)	135	(2)
EBITDA	264	136	264	136
Adjusted EBITA			97	105
Adjusted EBITDA			226	243

* sequential growth

Sales

Sales amounted to EUR 1,162 million for the reporting period compared to EUR 1,211 million for the 3rd quarter of 2007, a nominal decrease of 4.0%. On a comparable basis the increase was 1.9%, reflecting the seasonal pattern in sales. The sales of our Mobile & Personal business showed a comparable growth of 2.2%, the Automotive & Identification business and MultiMarket Semiconductors business increased by 1.3% and 3.2%, respectively. The Home business had a negative comparable growth of 0.3%.

EBIT

Excluding PPA, EBIT amounted to a profit of EUR 24 million in the 4th quarter of 2007 compared to a profit of EUR 145 million in the 3rd quarter of 2007. The 4th quarter EBIT included restructuring charges of EUR 25 million, IT disentanglement costs of EUR 17 million and EUR 32 million other incidental items. EBIT in the 3rd quarter of 2007 included a gain of EUR 87 million from the divestment of the Cordless & VoIP Terminal operations, restructuring charges of EUR 7 million and remaining incidental charges of EUR 27 million.

Full-year 2007 compared to full-year 2006

Key data

	January-December
	COMBINED		SUCCESSOR
	2006	2006	2007	2007
	as published	excl. PPA	as published	excl. PPA

Sales	4,960	4,960	4,629	4,629
% nominal growth	4.1	4.1	(6.7)	(6.7)
% comparable growth	5.4	5.4	1.4	1.4

EBIT	(640)	150	(575)	1
as a % of sales	(12.9)	3.0	(12.4)	—
Financial income (expense)	(95)	(95)	(133)	(133)
Income tax (expense) benefit	177	(50)	274	94
Result equity-accounted investees	1	1	(27)	(27)
Minority interest	(54)	(54)	(34)	(34)
Net income (loss)	(611)	(48)	(495)	(99)

EBITA	(34)	121	(140)	(38)
EBITDA	589	719	497	499
Adjusted EBITA	•	324	•	212
Adjusted EBITDA	•	921	•	749

Sales

Sales amounted to EUR 4,629 million for the year 2007, compared to EUR 4,960 million in the year 2006. Sales were affected by an unfavorable EUR/USD exchange rate and lower sales in Home, partly compensated by stronger sales in Automotive & Identification. Nominal sales decreased by 6.7% and on a comparable basis sales increased by 1.4%.

EBIT

Excluding PPA, EBIT amounted to a profit of EUR 1 million for the year 2007 compared to a profit of EUR 150 million in the year 2006. EBIT of 2007 included restructuring charges of EUR 159 million, IT disentanglement costs of EUR 55 million and remaining incidental charges of EUR 62 million, partly offset by the gain on the divestment of Cordless & VoIP Terminal operations of EUR 87 million. The 2006 EBIT included cost allocations from Philips of EUR 82 million and stand-alone costs of EUR 27 million. Furthermore, restructuring charges of EUR 21 million, IT disentanglement costs of EUR 30 million and remaining incidental charges of EUR 99 million are included. In addition the contribution margin was negatively impacted by weaker currencies and lower comparable sales, partly offset by improved utilization rates of our manufacturing facilities.

Liquidity and capital resources

At the end of the 4th quarter of 2007 cash and cash equivalents amounted to EUR 706 million, compared to EUR 681 million at the end of the 3rd quarter of 2007. Net cash provided by operating activities in the reporting period was EUR 108 million. Reconciling net income to net cash provided by operating activities, EUR 37 million mainly representing currency exchange profits, was eliminated under other items. The cash proceeds from disposals of property, plant and equipment, predominantly related to the sales of the Crolles assets, amounted to EUR 95 million. Net capital expenditures in the reporting period were EUR 32 million after deduction of the proceeds of EUR 95 million from disposal of fixed assets. Changes in interests of various businesses amounted to a cash expense of EUR 7 million.

Subsequent events

The General Meeting of Shareholders has resolved that, as of January 1, 2008, NXP will change over from euro to US dollar as its reporting currency in order to be more aligned with the Semiconductor market.

In January 2008, we completed the acquisition of GloNav Inc., a US-based fabless semiconductor company developing single-chip solutions for global positioning systems (GPS) and other satellite navigation systems. This transaction was announced on December 21, 2007.

On February 14, 2008, NXP and Thomson announced the signing of a Memorandum of Understanding to combine their can tuner modules operations in a joint venture. NXP and Thomson expect that the definitive joint venture agreements will be finalized and the transaction will close in the second quarter of 2008, subject to closing conditions, including social and regulatory approvals.

Outlook

Taking seasonal patterns into account, the Company expects a 9 to 13% sequential sales decline in the first quarter of 2008 on a comparable basis. This translates into a year on year low single digit sales increase on a comparable basis.

Eindhoven, March 3, 2008

Board of Management

Combined and Consolidated statements of operations

all amounts in millions of euros

	SUCCESSOR	SUCCESSOR	COMBINED	SUCCESSOR
	4th quarter		January to December
	2006	2007	2006	2007

Sales	1,172	1,140	4,874	4,575
Sales to Philips companies	18	22	86	54
Total sales	1,190	1,162	4,960	4,629

Cost of sales	(917)	(723)	(3,248)	(3,139)

Gross margin	273	439	1,712	1,490

Selling expenses	(88)	(75)	(363)	(312)
General and administrative expenses	(194)	(217)	(500)	(870)
Research and development expenses	(258)	(248)	(995)	(970)
Write-off of acquired in-process research and development	(515)	—	(515)	(11)
Other income (expense)	3	2	21	98

Income (loss) from operations	(779)	(99)	(640)	(575)

Financial income (expense)	(73)	(26)	(95)	(133)

Income (loss) before taxes	(852)	(125)	(735)	(708)

Income tax (expense) benefit	242	202	177	274

Income (loss) after taxes	(610)	77	(558)	(434)

Results relating to equity-accounted investees	(2)	(22)	1	(27)

Minority interests	(4)	(11)	(54)	(34)

Net income (loss)	(616)	44	(611)	(495)

Combined and Consolidated balance sheets

all amounts in millions of euros

	SUCCESSOR
	December 31, 2006	December 31, 2007

Current assets:
Cash and cash equivalents	939	706
Receivables	563	518
Inventories	646	650
Assets held for sale	—	88
Other current assets	125	161
Total current assets	2,273	2,123

Non-current assets:
Investments in equity-accounted investees	44	51
Other non-current financial assets	12	43
Other non-current assets	157	330
Property, plant and equipment	2,284	1,696
Intangible assets excluding goodwill	3,065	2,608
Goodwill	2,032	2,521
Total non-current assets	7,594	7,249

Total assets	9,867	9,372

Current liabilities:
Accounts and notes payable	489	679
Accrued liabilities	485	634
Short-term provisions	54	27
Other current liabilities	45	50
Short-term debt	23	4
Total current liabilities	1,096	1,394

Non-current liabilities:
Long-term debt	4,426	4,119
Long-term provisions	368	541
Other non-current liabilities	130	72
Total non-current liabilities	4,924	4,732

Minority interests	162	174
Shareholder’s equity	3,685	3,072

Total liabilities and equity	9,867	9,372

Combined and Consolidated statements of cash flows

all amounts in millions of euros

	SUCCESSOR	SUCCESSOR	COMBINED	SUCCESSOR
	4th quarter		January to December
	2006	2007	2006	2007

Cash flows from operating activities:
Net income (loss)	(616)	44	(611)	(495)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	296	268	767	1,122
Write-off of in-process research and development	515	—	515	11
Net gain on sale of assets	(4)	3	(11)	(84)
Results relating to equity-accounted investees	2	22	(1)	27
Minority interests (net of dividends paid to minority shareholders)	4	11	54	32
Decrease (increase) in receivables and other current assets	266	79	135	(34)
Decrease (increase) in inventories	168	(55)	100	(48)
Increase (decrease) in accounts payable, accrued and other liabilities	(3)	(2)	151	368
Decrease (increase) in current accounts Philips	—	—	(25)	—
Decrease (increase) in non-current receivables/other assets	(82)	(68)	(106)	(173)
Increase (decrease) in provisions	(206)	(157)	(173)	(157)
Other items	(48)	(37)	(35)	(186)
Net cash provided by (used for) operating activities	292	108	760	383
Cash flows from investing activities:
Purchase of intangible assets	(5)	(4)	(17)	(27)
Capital expenditures on property, plant and equipment	(111)	(123)	(576)	(399)
Proceeds from disposals of property, plant and equipment	22	95	48	124
Purchase of other non-current financial assets	(2)	(4)	(5)	(5)
Proceeds from the sale of other non-current financial assets	—	—	—	2
Purchase of interest in businesses	(93)	(5)	(96)	(244)
Proceeds from the sale of businesses	5	(2)	5	126
Cash settlement with Philips	—	—	—	(86)
Net cash provided by (used for) investing activities	(184)	(43)	(641)	(509)
Cash flows from financing activities:
PREDECESSOR
(Decrease) increase in debt	—	—	(322)	—
Net repayments of loans to Philips companies	—	—	(497)	—
Net changes in Business’ equity	—	—	867	—
SUCCESSOR
(Decrease) increase in debt	702	(2)	702	(16)
Net cash provided by (used for) financing activities	702	(2)	750	(16)

Effect of changes in exchange rates on cash positions	(30)	(38)	(40)	(91)

Increase (decrease) in cash and cash equivalents	780	25	829	(233)
Cash and cash equivalents at beginning of period	159	—	110	939
Cash and cash equivalents at end of period	939	25	939	706

Consolidated statements of changes in shareholder’s equity

all amounts in millions of euros

	SUCCESSOR
	January to December 2007
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained earnings	Currency translation differences	Unrealized gain (loss) on available-for-sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges	Total share-holder’s equity

Balance as of December 31, 2006	—	4,305	(616)	(10)	—	—	6	3,685

Net income (loss)			(495)					(495)
Current period change				(167)			5	(162)
Reclassifications into income (loss)				1			(15)	(14)
Income tax on current period change							4	4
Total comprehensive income (loss), net of tax			(495)	(166)	—	—	(6)	(667)
Adoption of SFAS No. 158						35		35
Share-based compensation plans		19						19
Balance as of December 31, 2007	—	4,324	(1,111)	(176)	—	35	—	3,072

Information by segments

all amounts in millions of euros unless otherwise stated

Sales, R&D expenses and income from operations

	SUCCESSOR				SUCCESSOR
	4th quarter
	2006				2007
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Mobile & Personal	396	91	(135)	(34.1)	390	91	(41)	(10.5)
Home	212	50	(164)	(77.4)	167	50	(43)	(25.7)
Automotive & Identification	210	35	(256)	(121.9)	238	38	22	9.2
MultiMarket Semiconductors	328	25	(79)	(24.1)	300	24	32	10.7
IC Manufacturing Operations	28	11	(71)	• (1)	52	11	15	• (1)
Corporate and Other	16	46	(74)	• (1)	15	34	(84)	• (1)
Total	1,190	258	(779)	(65.5)	1,162	248	(99)	(8.5)

	COMBINED					SUCCESSOR
	January to December
	2006					2007
	Sales		Research and development expenses	Income (loss) from operations		Sales		Research and development expenses	Income (loss) from operations
				amount	as a % of sales				amount	as a % of sales

Mobile & Personal	1,568		371	(112)	(7.1)	1,563		373	(118)	(7.5)
Home	942		196	(201)	(21.3)	680		188	(171)	(25.1)
Automotive & Identification	872		127	(105)	(12.0)	977		147	110	11.3
MultiMarket Semiconductors	1,345		92	124)	9.2	1,186		87	120	10.1
IC Manufacturing Operations	168	(2)	76	(64)	• (1)	155	(2)	34	(159)	• (1)
Corporate and Other	65		133	(282)	• (1)	68		141	(357)	• (1)
Total	4,960		995	(640)	(12.9)	4,629		970	(575)	(12.4)

(1)                  Not meaningful

(2)                  For the full-year ended December 31, 2007, IC Manufacturing Operations supplied EUR 1,867 million to other segments (for the full-year ended December 31, 2006: EUR 2,048 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of euros

Sales

	COMBINED	SUCCESSOR
	January to December
	2006	2007*

China	1,107	923
Netherlands	787	749
Taiwan	370	385
United States	482	384
Singapore	588	399
Germany	266	283
South Korea	323	517
Other Countries	1,037	989
Total	4,960	4,629

The allocation is based on invoicing organization.

*                 Singapore Korea branch sales, previously reported under Singapore, have been reclassified to South Korea.

Reconciliation of non-US GAAP information

all amounts in millions of euros unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)
	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q4 2007 versus Q4 2006

Mobile & Personal	20.2	(9.4)	(12.3)	(1.5)
Home	(9.7)	(9.4)	(2.1)	(21.2)
Automotive & Identification	12.1	(5.5)	6.7	13.3
MultiMarket Semiconductors	4.4	(7.7)	(5.2)	(8.5)
IC Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	9.3	(8.0)	(3.7)	(2.4)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q4 2006 versus Q4 2005

Mobile & Personal	(9.9)	(6.6)		(16.5)
Home	(18.0)	(6.6)		(24.6)
Automotive & Identification	8.4	(3.9)		4.5
MultiMarket Semiconductors	0.5	(5.4)		(4.9)
IC Manufacturing Operations (1)	•	•		•
Corporate and Other (1)	•	•		•

NXP Group	(6.8)	(5.6)	—	(12.4)

(1)  Not meaningful

Adjusted EBITA to EBITA to Net income (loss)
	Q4 2006	Q4 2007

Adjusted EBITA	69	105
Add back:
Exit of product lines	(9)	(8)
Restructuring costs and impairment	(4)	(25)
Minority interest and results of equity-accounted investees	(6)	(33)
Other incidental items	(40)	(41)
Effects of PPA	(155)	(22)

EBITA	(145)	(24)

Include:
Amortization intangible assets	(640)	(108)
Financial income (expenses)	(73)	(26)
Income tax (expense) benefit	242	202

Net income (loss)	(616)	44

Reconciliation of non-US GAAP information (continued)

Adjusted EBITDA to EBITDA to Net income (loss)
	Q4 2006	Q4 2007

Adjusted EBITDA	214	243
Add back:
Exit of product lines	(9)	(8)
Restructuring costs and impairment	(4)	(25)
Minority interest and results of equity-accounted investees	(6)	(33)
Other incidental items	(39)	(41)
Effects of PPA	(130)	—

EBITDA	26	136

Include:
Amortization intangible assets	(640)	(108)
Depreciation property, plant and equipment	(171)	(160)
Financial income (expenses)	(73)	(26)
Income tax (expense) benefit	242	202

Net income (loss)	(616)	44

Adjusted EBIT to EBIT (=IFO)
	NXP Group	Mobie & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	IC Manufacturing Operations	Corporate and Other
Q4 2007

Adjusted EBIT	98	2	(17)	48	61	36	(32)
Add back:
Exit of product lines	(8)	(2)	1				(7)
Restructuring costs and impairment	(25)		(8)		(1)	(5)	(11)
Other incidental items	(41)	(2)		(1)	(2)	(2)	(34)
Effects of PPA	(123)	(39)	(19)	(25)	(26)	(14)
EBIT	(99)	(41)	(43)	22	32	15	(84)

Q4 2006

Adjusted EBIT	64	18	(4)	44	69	(27)	(36)
Add back:
Exit of product lines	(9)	1	(11)		1
Restructuring costs and impairment	(4)		(2)			(2)
Other incidental items	(40)	(1)	(1)	(1)	(37)
Effects of PPA	(790)	(154)	(146)	(299)	(148)	(42)	(1)
EBIT	(779)	(135)	(164)	(256)	(79)	(71)	(74)

Composition of net debt to group equity
	December 31, 2006	December 31, 2007

Long-term debt	4,426	4,119
Short-term debt	23	4
Total debt	4,449	4,123
Cash and cash equivalents	(939)	(706)
Net debt (total debt less cash and cash equivalents)	3,510	3,417

Minority interests	162	174
Shareholder’s equity	3,685	3,072
Group equity	3,847	3,246

Net debt and group equity	7,357	6,663
Net debt divided by net debt and group equity (in %)	48	51
Group equity divided by net debt and group equity (in %)	52	49

Supplemental consolidated statement of operations for the period January to December, 2007 all amounts in millions of euros

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Sales	—	3,400	1,229	—	4,629
Intercompany sales	—	980	593	(1,573)	—
Total sales	—	4,380	1,822	(1,573)	4,629
Cost of sales	(105)	(2,869)	(1,677)	1,512	(3,139)
Gross margin	(105)	1,511	145	(61)	1,490
Selling expenses	—	(231)	(85)	4	(312)
General and administrative expenses	(467)	(342)	(62)	1	(870)
Research and development expenses	—	(622)	(404)	56	(970)
Write-off of acquired in-process researchand development	(11)	—	—	—	(11)
Other income (loss)	(44)	(334)	476	—	98
Income (loss) from operations	(627)	(18)	70	—	(575)
Financial income and expenses	43	(162)	(14)	—	(133)
Income subsidiaries	(73)	—	—	73	—
Income (loss) before taxes	(657)	(180)	56	73	(708)
Income tax (expense) benefit	189	38	47	—	274
Income (loss) after taxes	(468)	(142)	103	73	(434)
Results relating to equity-accounted investees	(27)	—	—	—	(27)
Minority interests	—	—	(34)	—	(34)
Net income (loss)	(495)	(142)	69	73	(495)

Supplemental consolidated balance sheet at December 31, 2007 all amounts in millions of euros

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Assets
Current assets:
Cash and cash equivalents	230	248	228	—	706
Receivables	6	322	190	—	518
Intercompany accounts receivable	31	1,013	138	(1,182)	—
Inventories	—	575	75	—	650
Assets held for sale	—	—	88	—	88
Other current assets	58	49	54	—	161
Total current assets	325	2,207	773	(1,182)	2,123

Non-current assets:
Investments in equity-accounted investees	45	—	6	—	51
Investments in affiliated companies	2,005	—	—	(2,005)	—
Other non-current financial assets	35	7	1	—	43
Other non-current assets	76	178	76	—	330
Property, plant and equipment	275	1,000	421	—	1,696
Intangible assets excluding goodwill	2,565	36	7	—	2,608
Goodwill	2,521	—	—	—	2,521
Total non-current assets	7,522	1,221	511	(2,005)	7,249
Total assets	7,847	3,428	1,284	(3,187)	9,372

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	572	107	—	679
Intercompany accounts payable	116	878	188	(1,182)	—
Accrued liabilities	174	304	156	—	634
Short-term provisions	—	25	2	—	27
Other current liabilities	1	15	34	—	50
Short-term debt	—	—	4	—	4
Intercompany financing	—	2,678	144	(2,822)	—
Total current liabilities	291	4,472	635	(4,004)	1,394

Non-current liabilities:
Long-term debt	4,110	3	6	—	4,119
Long-term provisions	372	150	19	—	541
Other non-current liabilities	2	56	14	—	72
Total non-current liabilities	4,484	209	39	—	4,732
Minority interests	—	—	174	—	174
Shareholder’s equity	3,072	(1,253)	436	817	3,072
Total liabilities and Shareholder’s equity	7,847	3,428	1,284	(3,187)	9,372

Supplemental consolidated statement of cash flows for the period January to December, 2007 all amounts in millions of euros

	NXP B.V.	guarantors	non- guarantors	eliminations	consolidated

Cash flows from operating activities:
Net income (loss)	(495)	(142)	69	73	(495)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	73	—	—	(73)	—
Depreciation and amortization	573	310	250	—	1,133
Net gain on sale of assets	(46)	(46)	8	—	(84)
Results relating to unconsolidated companies	27	—	—	—	27
Minority interests (net of dividends paid to minority shareholders)	—	—	32	—	32
Decrease (increase) in receivables and other current assets	(42)	13	(5)	—	(34)
Decrease (increase) in inventories	—	(44)	(4)	—	(48)
Increase (decrease) in accounts payable, accrued and other liabilities	93	230	45	—	368
Decrease (increase) intercompany current accounts	(57)	22	35	—	—
Decrease (increase) in non-current receivables/other assets	(5)	(100)	(68)	—	(173)
Increase (decrease) in provisions	(171)	16	(2)	—	(157)
Other items	(209)	24	(1)	—	(186)
Net cash provided by (used for) operating activities	(259)	283	359	—	383

Cash flows from investing activities:
Purchase of intangible assets	(14)	(9)	(4)	—	(27)
Capital expenditures on property, plant and equipment	—	(234)	(165)	—	(399)
Proceeds from disposals of property, plant and equipment	—	30	94	—	124
Purchase of other non-current financial assets	—	(5)	—	—	(5)
Proceeds from the sale of other non-current financial assets	—	—	2	—	2
Purchase of interest in businesses	(324)	—	(6)	—	(330)
Proceeds from sale of interests in businesses	77	43	6	—	126
Net cash provided by (used for) investing activities	(261)	(175)	(73)	—	(509)

Cash flows from financing activities:
(Decrease) increase in debt	—	—	(16)	—	(16)
Net changes in intercompany financing	407	(229)	(178)	—	—
Net changes in intercompany equity	(238)	232	6	—	—
Net cash provided by (used for) financing activities	169	3	(188)	—	(16)
Effect of changes in exchange rates on cash positions	(32)	(24)	(35)	—	(91)
Increase (decrease) in cash and cash equivalents	(383)	87	63	—	(233)
Cash and cash equivalents at beginning of period	613	161	165	—	939
Cash and cash equivalents at end of period	230	248	228	—	706

Quarterly statistics

all amounts in millions of euros unless otherwise stated

	PREDECESSOR				SUCCESSOR
					2006				2007
	1st quarter	2nd quarter	3rd quarter		4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,250	1,238	1,282		1,190	1,115	1,141	1,211	1,162
% increase	19.8	9.5	3.9		(12.4)	(10.8)	(7.8)	(5.5)	(2.4)

EBIT	21	52	66		(779)	(222)	(252)	(2)	(99)
as a % of sales	1.7	4.2	5.1		(65.5)	(19.9)	(22.1)	(0.2)	(8.5)

EBITA	15	40	56		(145)	(76)	(149)	109	(24)
as a % of sales	1.2	3.2	4.4		(12.2)	(6.8)	(13.1)	9.0	(2.1)

EBITDA	173	187	203		26	85	12	264	136
as a % of sales	13.8	15.1	15.8		2.2	7.6	1.1	21.8	11.7

Adjusted EBITA	71	64	120		69	3	7	97	105
as a % of sales	5.7	5.2	9.4		5.8	0.3	0.6	8.0	9.0

Adjusted EBITDA	229	211	267		214	139	141	226	243
as a % of sales	18.3	17.0	20.8		18.0	12.5	12.4	18.7	20.9

Net income	(17)	(5)	27		(616)	(266)	(266)	(7)	44

	January- March	January- June	January- September		January- December	January- March	January- June	January- September	January- December

Sales	1,250	2,488	3,770		4,960	1,115	2,256	3,467	4,629
% increase	19.8	14.4	10.6		4.1	(10.8)	(9.3)	(8.0)	(6.7)

EBIT	21	73	139		(640)	(222)	(474)	(476)	(575)
as a % of sales	1.7	2.9	3.7		(12.9)	(19.9)	(21.0)	(13.7)	(12.4)

EBITA	15	55	111		(34)	(76)	(225)	(116)	(140)
as a % of sales	1.2	2.2	2.9		(0.7)	(6.8)	(10.0)	(3.3)	(3.0)

EBITDA	173	360	563		589	85	97	361	497
as a % of sales	13.8	14.5	14.9		11.9	7.6	4.3	10.4	10.7

Adjusted EBITA	71	135	255		324	3	10	107	212
as a % of sales	5.7	5.4	6.8		6.5	0.3	0.4	3.1	4.6

Adjusted EBITDA	229	440	707		921	139	280	506	749
as a % of sales	18.3	17.7	18.8		18.6	12.5	12.4	14.6	16.2

Net income	(17)	(22)	5		(611)	(266)	(532)	(539)	(495)

			period ending 2006					Period ending 2007
Inventories as a % of sales	14.3	14.0	13.8		13.0	13.3	13.0	13.3	14.0

Net debt: group equity ratio	— (1)	— (1)	—	(1)	48 : 52	52 : 48	54 : 46	52 : 48	51 : 49

Employees (in FTE)	35,472	36,996	38,144		37,468	37,620	38,176	38,116	37,627

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NXP Semiconductors Announces Fourth Quarter and Full Year 2007 Results

NXP delivers year on year Q4 Adjusted EBITDA growth of 13.6%

Q4 Highlights

•	Fourth quarter sales at EUR 1,162 million vs EUR 1,211 million in the third quarter
•	Comparable sequential sales growth of 1.9% (nominal growth -4.0%) and comparable year on year increase of 9.3%
•	Fourth quarter of 2007 Adjusted EBITDA at EUR 243 million, compared to EUR 226 million in the third quarter of 2007 and EUR 214 in the fourth quarter of 2006
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Fourth quarter of 2007 Adjusted EBITA at EUR 105 million, compared to EUR 97 million in the third quarter of 2007, and an improvement of EUR 36 million from EUR 69 million in the fourth quarter of 2006

•	Cash position of EUR 706 million at the end of the fourth quarter, compared to EUR 681 million at the end of the third quarter of 2007 and EUR 939 million at the end of 2006
•	Book to bill ratio of 0.89 in the fourth quarter of 2007
•	Factory loading stable at 84% in the fourth quarter of 2007, up from 70% in the fourth quarter of 2006

Full Year highlights

•	Full year sales at EUR 4,629 million, compared to EUR 4,960 million in 2006
•	Full year Adjusted EBITDA at EUR 749 million, compared to EUR 921 million in 2006
•	Full year Adjusted EBITA at EUR 212 million, compared to EUR 324 million in 2006
•	Cost savings from Business Renewal Program in 2007 exceed EUR 100 million on a run rate basis

Eindhoven, The Netherlands, March 4, 2008 — NXP Semiconductors today announced fourth quarter sales of EUR 1,162 million, a comparable growth of 1.9% over the third quarter of 2007 (nominal -4.0%) and a comparable increase of 9.3% over the fourth quarter of 2006. Adjusted EBITDA in the fourth quarter was EUR 243 million reflecting a 7.5% nominal growth over the third quarter of 2007.

Full year sales amounted to EUR 4,629 million, a comparable increase of 1.4%, reflecting soft market conditions as well as a much stronger exchange rate of the Euro versus the US Dollar in 2007. On a nominal basis, full year sales fell 6.7%. NXP continues to successfully execute its Business Renewal Program.

Frans van Houten, President and CEO of NXP Semiconductors, commented:

“NXP has grown in line with the market this quarter and has delivered on its guidance. We have continued to strengthen the fundamentals of our business, exceeding EUR 100 million of cost savings in 2007 on a run rate basis, and are positioning ourselves well to weather the weak market, and to take advantage of any future upturn.”

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“In 2008, management will continue to improve the underlying fundamentals of our businesses. We expect to see further benefits from the aggressive deployment of our Business Renewal Program and we will focus on exceeding the EUR 250 million of cost savings achieved in the first phase. We will continue to strengthen our product portfolio to enable organic growth. As we have said before, NXP intends to also play an active role in industry consolidation to ensure scale and leadership positions for its businesses. The signing of the Memorandum of Understanding to combine our can tuner modules operations with Thomson in a joint venture in February of 2008 is another example of this approach.”

Outlook: Taking seasonal patterns into account, the company expects a 9% to 13% sequential sales decline in the first quarter of 2008 on a comparable basis. This translates into a year on year low single digit sales increase on a comparable basis.

The full report is available on NXP website (www.nxp.com/investor).

Please note that from 1 January 2008, NXP will switch from Euro to US Dollar reporting in order to increase comparability with its peer group.

About NXP Semiconductors
NXP is a top semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Jan Maarten Ingen Housz

Tel. +31 40 27 28685

janmaarten.ingen.housz@nxp.com

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